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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 07 )*

                     AMERICAN MOBILE SATELLITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $ .01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  02755R 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Scott B. Tollefsen
                 Hughes Communications Satellite Services, Inc.
             1500 Hughes Way, Long Beach, CA 90810  (310) 525-5150
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                       December 21, 1998 (Annual Update)
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of __ Pages)

                                  SCHEDULE 13D

CUSIP No.  02755R 10 3                          Page          of           Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
           Hughes Communications Satellite Services, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          CA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       6,691,622
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                6,691,622
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              6,691,622
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               20.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 02755R  10  3         SCHEDULE 13D   Page          of           Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
             Hughes Communications, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
             CA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       6,691,622
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 6,691,622
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                 6,691,622
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                        [ x ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                 20.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                                 CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  02755R  10  3       SCHEDULE 13D   Page          of           Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
             Hughes Electronics Corporation
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              DE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       11,566,622
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 11,566,622
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                 11,566,622
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                 31.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                                 CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.    02755R 10 3        SCHEDULE 13D   Page          of           Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                              General Motors Corporation
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                            DE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         11,566,622
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   11,566,622
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                      11,566,622
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                 31.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                     CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

                  This constitutes Amendment No. 7 to the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "Commission") by Hughes Communications Satellite Services, Inc. ("HCSS"), Hughes Communications, Inc. ("HCI"), Hughes Electronics Corporation ("HE") and General Motors Corporation ("GM") (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of American Mobile Satellite Corporation, a Delaware corporation (the "Issuer"). The percentage of Common Stock reported in this Amendment as being beneficially owned by the Reporting Persons is based upon the number of outstanding shares of Common Stock on October 31, 1998 as identified in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1998 and after giving effect to the number of shares of Common Stock beneficially owned by the Reporting Persons.

Item 2. Identity and Background

                  Schedules I and II of the Statement are hereby amended in their entirety by Schedules I and II attached hereto in order to update certain information contained therein with respect to the executive officers and directors of HCSS and GM, respectively. Schedule A is hereby amended in its entirety by Schedule A attached hereto in order to update certain information contained therein with respect to the executive officers and directors of HE.

                  During the last five (5) years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 to the Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five (5) years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 to the Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

                  The following information is added to Items 5(a) and 5(c) of the Statement:

         (a) Reporting Persons' interest in the Common Stock of the Issuer has been diluted as a result of the issuance of shares of Common Stock by the Issuer to Motorola, Inc. ("Motorola") in connection with the consummation of the transaction between the Issuer and Motorola for the acquisition of ARDIS Company, including resolution of post-closing adjustments. This dilution is reflected in the percentage of Common Stock reported in this Amendment as being beneficially owned by the Reporting Persons. The number of shares of Common Stock beneficially owned by Reporting Persons has not changed.

         (c) To the best of the knowledge of the Reporting Persons, there have not been any transactions in the Common Stock of the Issuer effected by or for the account of any executive officer or director of the Reporting Persons during the past sixty days.

                  The Reporting Persons understand that as of the date of this Amendment, certain executive officers and directors of Reporting Persons own an aggregate of approximately 3,000 shares of Common Stock of the Issuer. There is no agreement, arrangement or understanding between such persons and the Reporting Persons with respect to any securities of the Issuer.

                  To the best of the knowledge of Reporting Persons, all such shares were purchased in connection with the Initial Public Offering by the Issuer and in subsequent open market transactions, utilizing personal savings of the buyers. Reporting Persons specifically disclaim and have no beneficial interest in such shares.

Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 1998

                                       HUGHES COMMUNICATIONS SATELLITE
                                       SERVICES, INC.


                                       By:    /s/ SCOTT B. TOLLEFSEN
                                           -------------------------------------
                                       Name:  Scott B. Tollefsen
                                       Title: Senior Vice President,
                                              General Counsel & Secretary


                                       HUGHES COMMUNICATIONS, INC.


                                       By:    /s/ SCOTT B. TOLLEFSEN
                                           -------------------------------------
                                       Name:  Scott B. Tollefsen
                                       Title: Senior Vice President,
                                              General Counsel & Secretary


                                       HUGHES ELECTRONICS CORPORATION


                                       By:    /s/ MICHAEL J. GAINES
                                           -------------------------------------
                                       Name:  Michael J. Gaines
                                       Title: Controller


                                       GENERAL MOTORS CORPORATION


                                       By:    /s/ MARTIN I. DARVICK
                                           -------------------------------------
                                              Name:  Martin I. Darvick
                                              Title: Assistant Secretary

                                                                      SCHEDULE I

             HUGHES COMMUNICATIONS SATELLITE SERVICES, INC. ("HCSS")

                        EXECUTIVE OFFICERS AND DIRECTORS

To the best of the knowledge of Reporting Persons, each of the directors and executive officers listed below is a United States citizen.

Unless otherwise specified, the business address of each person listed below is 1500 Hughes Way, Long Beach, California 90810.


                                                                                Principal Occupation or
Name and Address                       Position with HCSS                       Employment
----------------                       ------------------                       -----------------------

G. J. Beatson                          Chief Financial Officer                  Chief Financial Officer of HCSS and HCI

M. T. Fitch                            Vice President                           Vice President of HCSS

E. J. Fitzpatrick                      Vice President                           Vice President of HCSS

J. Sarraf                              Vice President                           Vice President of HCSS

D. P. Sullivan                         Vice President                           Vice President of HCSS

F. A. Taormina                         President                                President of HCSS and HCI

S. B. Tollefsen                        Senior Vice President, General Counsel   Senior Vice President, General Counsel
                                       and Secretary                            and Secretary of HCSS and HCI

                                                                     SCHEDULE II

                        GENERAL MOTORS CORPORATION ("GM")

                        EXECUTIVE OFFICERS AND DIRECTORS

To the best of the knowledge of Reporting Persons, each of the executive officers and directors listed below is a United States citizen, with the exception of Percy Barnevik, a director of GM, who is a citizen of Sweden, and Eckhard Pfeiffer, a director of GM, who is a citizen of Germany.

John G. Smale, a director of GM, was born in Listowel, Ontario, Canada and is a naturalized United States citizen. Dennis Weatherstone, a director of GM, was born in London, England, and is a citizen of both the United States and Great Britain. Mr. Smale and Mr. Weatherstone are not aliens, therefore, disclosure is not required. In exercising an abundance of caution, their birth places and citizenship are provided.

Unless otherwise specified, the business address of each person listed below is 100 Renaissance Center, Detroit, Michigan 48243.

                                                                              Principal Occupation or
Name and Address                            Position with GM                  Employment
----------------                            ----------------                  -----------------------

Percy Barnevik                              Director                          Chairman, ABB Asea Brown Boveri, Ltd.
ABB Asea Brown Boveri Ltd.
Affolternstrasse 44
Box 8131
CH-8050 Zurich
Switzerland

J. T. Battenberg III                        Executive Vice President and      GM Executive Vice President and
General Motors Corp.                        President of Delphi Automotive    President of Delphi Automotive
5725 Delphi Drive                           Systems                           Systems
Troy, MI 48098-2815

John H. Bryan                               Director                          Chairman and Chief Executive
Sara Lee Corporation                                                          Officer, Sara Lee Corporation
3 First National Plaza
46th Floor
Chicago, IL  60602

Thomas E. Everhart                          Director                          President Emeritus, California
                                                                              Institute of Technology

Charles T. Fisher, III                      Director                          Retired Chairman and President, NBD
                                                                              Bankcorp, Inc.

George M.C. Fisher                          Director                          Chairman and Chief Executive
Eastman Kodak Company                                                         Officer, Eastman Kodak Company
343 State Street
Rochester, NY  14650

Thomas A. Gottschalk                        Senior Vice President and         GM Senior Vice President and General
General Motors Corp.                        General Counsel                   Counsel
3031 W. Grand Boulevard
Detroit, MI  48202

Donald E. Hackworth                         Senior Vice President, North      GM Senior Vice President, North
                                            America Car Group                 America Car Group

Louis R. Hughes                             Executive Vice President of New   GM Executive Vice President of New
                                            Business Strategies               Business Strategies

J. Michael Losh                             Executive Vice President and      GM Executive Vice President and
                                            Chief Financial Officer           Chief Financial Officer

Karen Katen                                 Director                          Executive Vice President, Pfizer
Pfizer Pharmaceuticals Group                                                  Pharmaceuticals; President, US
Pfizer, Inc.                                                                  Pharmaceuticals
235 East 42nd Street
New York, NY  10017-5755

J. Willard Marriott, Jr.                    Director                          Chairman and Chief Executive
Marriott International Inc.                                                   Officer, Marriott International Inc.
One Marriott Drive
Washington, DC  20058

Ann D. McLaughlin                           Director                          Chairman, The Aspen Institute;
The Aspen Institute                                                           President, Federal City Council
1333 New Hampshire Ave. NW
Suite 1070
Washington, DC  20036

Harry J. Pearce                             Vice Chairman and Director        GM Vice Chairman and Director

Eckhard Pfeiffer                            Director                          President and Chief Executive
Compaq Computer Corp.                                                         Officer, Compaq Computer Corporation
20555 S.H. 249
Houston, TX  77070

John G. Smale                               Director                          Chairman, GM Executive Committee;
The Proctor & Gamble Company                                                  Retired Chairman, The Proctor &
P.O. Box 599                                                                  Gamble Company
Cincinnati, Ohio  45201

John F. Smith, Jr.                          Chairman of the Board and Chief   GM Chairman of the Board and Chief
                                            Executive Officer                 Executive Officer

Louis W. Sullivan, M.D.                     Director                          President, Morehouse School of
Morehouse School of Medicine                                                  Medicine
720 Westview Drive S.W.
Atlanta, GA  30310

G. Richard Wagoner, Jr.                     President and Chief Operating     GM President and Chief Operating
                                            Officer and Director              Officer


Dennis Weatherstone                         Director                          Retired Chairman and current
J.P. Morgan & Co. Inc.                                                        director, J.P. Morgan & Co., Inc.
60 Wall Street, 21st Fl.
New York, NY  10260

Ronald L. Zarrella                          Executive Vice President and      GM Executive Vice President and
                                            President of GM North America     President of GM North America

                                                                      SCHEDULE A

                      HUGHES ELECTRONICS CORPORATION ("HE")

                        EXECUTIVE OFFICERS AND DIRECTORS

To the best of the knowledge of Reporting Persons, each of the executive officers and directors listed below is a United States citizen, with the exception of Eckhard Pfeiffer, a director of HE, who is a citizen of Germany.

John G. Smale, a director of HE, was born in Listowel, Ontario, Canada and is a naturalized United States citizen. Mr. Smale is not an alien, therefore, disclosure is not required. In exercising an abundance of caution, his birth place and citizenship are provided.

Unless otherwise specified, the business address of each person listed below is 200 N. Sepulveda Boulevard, El Segundo, California 90245.

Name and Address                          Position with HE                  Principal Occupation or Employment
----------------                          ----------------                  ----------------------------------

Roxanne S. Austin                         Senior Vice President and Chief   HE Senior Vice President and Chief
                                          Financial Officer                 Financial Officer

Steven D. Dorfman                         Vice Chairman and Director        HE Vice Chairman and Director

Thomas E. Everhart                        Director                          President Emeritus, California
General Motors Corp.                                                        Institute of Technology; GM Director
100 Renaissance Cntr.
Detroit, MI  48243

Michael J. Gaines                         Controller                        HE Controller

Sandra A. Harrison                        Senior Vice President             HE Senior Vice President

Eddy W. Hartenstein                       Vice President                    HE Vice President

Larry D. Hunter                           Vice President                    HE Vice President

Pradman P. Kaul                           Vice President                    HE Vice President

J. Michael Losh                           Director                          GM Executive Vice President and
General Motors Corp.                                                        Chief Financial Officer
100 Renaissance Center
Detroit, MI  48243

Mark A. McEachen                          Vice President and Treasurer      HE Vice President and Treasurer

Charles H. Noski                          President, Chief Operating        President and Chief Operating
                                          Officer and Director              Officer of HE

Harry J. Pearce                           Director                          GM Vice Chairman and Director
General Motors Corp.
100 Renaissance Center
Detroit, MI  48243

Eckhard Pfeiffer                          Director                          President and Chief Executive
Compaq Computer Corp.                                                       Officer, Compaq Computer Corp.; GM
20555 S.H. 249                                                              Director
Houston, TX  77070

Jack A. Shaw                              Senior Vice President             HE Senior Vice President
Hughes Network Systems
11717 Exploration Ln.
Germantown, MD  20876

Roderick M. Sherwood, III                 Vice President                    HE Vice President

John G. Smale                             Director                          Chairman, GM Executive Committee;
The Proctor & Gamble Company                                                Retired Chairman, The Proctor &
P.O. Box 599                                                                Gamble Company; GM Director
Cincinnati, Ohio  45201
Michael T. Smith                          Chairman of the Board, Chief      Chairman of the Board, Chief
                                          Executive Officer and Director    Executive Officer and Director of HE

John F. Smith, Jr.                        Director                          Chairman, Chief Executive Officer,
General Motors Corp.                                                        President and Director of GM
100 Renaissance Cntr.
Detroit, MI  48243

Marcy J.K. Tiffany                        Vice President and General        HE Vice President and General Counsel
                                          Counsel
Jan L. Williamson                         Secretary                         HE Secretary